Exhibit 99.1

New Oriental Education & Technology Group Inc. Announces Results of Extraordinary General Meeting

BEIJING, March 8, 2021 – New Oriental Education & Technology Group Inc. (“New Oriental” or the “Company”) (NYSE: EDU and SEHK: 9901), the largest provider of private educational services in China, today announced that that each of the following proposed resolutions submitted for shareholder approval have been adopted at its extraordinary general meeting of shareholders held in Beijing today:

1.

as an ordinary resolution, THAT effective as of March 10, 2021, each common share (whether issued or unissued) of par value of US$0.01 each in the share capital of the Company be, subdivided into ten common shares, with a par value of US$0.001 each, such that following such subdivision, the authorized share capital of the Company shall be US$3,000,000 divided into 3,000,000,000 shares with a par value of US$0.001 each;

2.

as a special resolution, THAT subject to the dual foreign name “新东方教育科技（集团）有限公司” being entered in the Register of Companies by the Registrar of Companies in the Cayman Islands, the Chinese name “新东方教育科技（集团）有限公司” be adopted as the dual foreign name of the Company;

3.

as a special resolution, THAT subject to the passing of the above Resolution 1 and Resolution 2, the Company’s Amended and Restated Memorandum of Association and Articles of Association (the “Current M&AA”) be amended and restated by their deletion in their entirety and by the substitution in their place of the Second Amended and Restated Memorandum of Association and Articles of Association.

About New Oriental

New Oriental is the largest provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings consist of K-12 after-school tutoring, test preparation, language training for adults, pre-school education, primary and secondary school education, education materials and distribution, online education, and other services. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK) respectively. New Oriental’s ADSs, each of which represents one common share. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Contacts

For investor and media inquiries, please contact:

Ms. Sisi Zhao

New Oriental Education & Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

Ms. Rita Fong / Ms. Charlotte Cheung

FTI Consulting

Tel: +852 3768 4548 / +852 3768 4732

Email: rita.fong@fticonsulting.com / charlotte.cheung@fticonsulting.com

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